                                                   File No. 30-33









                SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.





                            FORM U-5-S



                          ANNUAL REPORT




               FOR THE YEAR ENDED DECEMBER 31, 1997



                      Filed pursuant to the
          Public Utility Holding Company Act of 1935 by



      LOGO          NEW ENGLAND ELECTRIC SYSTEM



       25 Research Drive, Westborough, Massachusetts  01582

Item 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1997 (1)
                                                                  Value Per
                                                                  Books of
                                                   Percent of     Issuer and
                                   Number of       Voting Power   Carrying
Name of Company                    Common Shares   (100% unless   Value
(and abbreviation used herein)     Owned           Specified)     to Owner
------------------------------     -------------   ------------   ---------
                                                                   (000's)
New England Electric System
   (Voluntary Association) (NEES)                      None
Granite State Electric Company (Granite)    60,400                 $   20,867
Granite State Energy, Inc.
   (Granite State Energy)                    1,000                       (283)
       Unsecured Debt                            -                        445
Massachusetts Electric
   Company (Mass Electric)               2,398,111                    500,300
Nantucket Electric Company (Nantucket)           1                      4,669
The Narragansett Electric
   Company (Narragansett)                1,132,487                    291,691
Narragansett Energy Resources
   Company (NERC)                               25                      2,846
       Unsecured Debt                            -                        750
NEES Energy, Inc. (NEES Energy)              1,000                     (9,455)
       Unsecured Debt                            -                     22,717
NEES Global Transmission, (2)
   Inc. (NEES Global)                        1,000                     (9,159)
       Unsecured Debt                            -                     14,074
New England Hydro-Transmission
   Electric Company, Inc. (NEHTEC)       1,866,050     53.97           26,499
New England Hydro-Transmission
   Corporation (NEHTC)                       9,254     53.97           17,317
New England Electric Transmission
   Corporation (NEET)                          100                      2,661
New England Energy
   Incorporated (NEEI) (3)                   2,500                    (25,766)
       Unsecured debt                            -                     23,092
New England Power Service Company (NEPSCO)       3                     18,189
New England Power Company (NEP)          6,449,896         99.71      913,019
   Investment in NEP Preferred Stock                                   29,274
NEES Communications, Inc. (NEESCom) (4)      1,000                       (633)
       Unsecured debt                            -                        925
                                                                   ----------
                                                                   $1,844,039
                                                                   ==========
New England Hydro Finance Company
   (NEHFC) (5)                                 504     53.97       $        5
NERC
   Ocean State Power (6)                         -         20.04    $  19,529
   Ocean State Power II (6)                      -         20.04    $  15,206
NEES Energy
   AllEnergy Marketing Company, LLC
       (AllEnergy) (7)                           -     99
       Texas Liquids Ltd, Inc.
NEES Global
   AllEnergy Marketing Company, LLC
       (AllEnergy) (7)                                 1
       Texas Liquids Ltd, Inc.
NEP
   Connecticut Yankee Atomic
       Power Company                        52,500     15          $   16,585
   Maine Yankee Atomic
       Power Company                       100,000     20          $   15,627
   Vermont Yankee Nuclear Power
       Corporation                          80,002     20          $   10,526
   Yankee Atomic Electric Company           46,020     30          $    7,087
New England Wholesale Electric Company (8)*
NEERI International (9) *

--------------------
        *Inactive.

  (1) Attached as Exhibit E.1. hereto is a schedule showing investments during the year ended December 31, 1997 in the NEES Money Pool, through which certain System companies lend to or borrow from other System companies (Commission File Nos. 70-8679, 70-8901, and 70-9089).

  (2) At the board meeting held June 16, 1997, New England Electric Resources, Inc. was renamed NEES Global Transmission, Inc. NEES Global is a wholly-owned, nonutility subsidiary of NEES which provides consulting and independent project development services domestically and internationally to nonaffiliates.

  (3) Samedan/NEEI Exploration Company was a partnership engaged in oil and gas exploration and development. NEEI owns a 50% interest in the partnership and had invested 738,024,794 in the partnership as of December 31, 1997. NEEI sold it's oil and gas properties in February 1998.

  (4) NEESCom is a wholly-owned, nonutility subsidiary of NEES which provides telecommunications and information-related products and services, and was formed under the laws of Massachusetts on August 2, 1996.

  (5) NEHFC has two shareholders, NEHTEC and NEHTC, which each have a 50% interest. The tabulation shown above reflects NEES' indirect ownership in NEHFC.

  (6) Both Ocean State Power and Ocean State Power II are general partnerships; NERC owns a 20% equity interest in each.

  (7) AllEnergy, a Massachusetts Limited Liability Corporation, was formed on September 18, 1996 as an energy marketing joint venture between NEES Energy and a wholly-owned subsidiary of Eastern Enterprises, a regional gas holding company. On December 3, 1997, NEES purchased Eastern Enterprises 50% interest. With this purchase, ALLEnergy became a wholly-owned indirect subsidiary of NEES. NEES Energy owns a 99% interest and NEES Global owns a 1% interest. In December, 1996, AllEnergy acquired Texas Liquids LTD, Inc. of New Jersey.

  (8)  Incorporated in 1972; not yet capitalized.

  (9) In July 1996, NEERI International, a wholly-owned subsidiary of NEES Global, was formed under the laws of the Cayman Islands.
       NEES Global owned two shares of NEERI International until December 22, 1997, at which time NEES Global sold its two shares to a non-affiliated third party.

Item 2.  ACQUISITION OR SALES OF UTILITY ASSETS

  (See attached Exhibit F, FERC Form 1 pages.)


Item 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

  (None to be reported.)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
                                   Calendar Year 1997
                                     ------------------
                 Name of Company
                 Acquiring,
                 Redeeming           Number of Shares
                 or Retiring        or Principal Amount                Commission
                 Securities          --------------------------             Authorization
                                  (Issuer unless                       Redeemed or         (Release No.
 Name of Issuer                   otherwise noted)     Acquired        Retired (1)   Consideration    or Other)
 --------------  ---------------- -----------            -------------     -------------  --------------

GRANITE STATE ENERGY
 Sub. Promissory Note                         NEES        $90,000         $90,000     26520

NEEI
 Sub. Promissory Note                         NEES     $2,595,360                $2,595,360     (A)
 Sub. Promissory Note                                                 $500,000     $500,000     (A)

NEHFC
 Secured Notes                                        $11,520,000  $11,520,000   25304 & (B)

NEES ENERGY
 Sub. Promissory Note                         NEES    $21,062,500     $21,062,500     26520 & 26633
 Sub. Promissory Note                                               $2,850,000             $2,850,000

NEET
 Common Stock                                    20 shares            $559,011             24162
 Secured Note                                          $4,624,000   $4,624,000             24162

NEP
 Bonds                                                $38,500,000  $40,663,150   (B)
 Preferred Stock       NEES               $29,091,500              $28,675,667   (B)

NARRAGANSETT
 Bonds                                                $32,500,000  $32,500,000   (B)
 Preferred Stock       NEES                           $23,700,150  $25,022,801   (B)

MASSACHUSETTS ELECTRIC
 Bonds                                                $30,000,000  $30,000,000   (B)
 Preferred Stock       NEES                           $34,261,475  $37,261,260   (B)

NEES GLOBAL
 Sub. Promissory Note                         NEES     $7,925,000                          $7,925,000     (C)
 Sub. Promissory Note                                               $2,300,000             $2,300,000     (C)

NERC
 Secured Notes                                                      $1,920,000             $1,920,000     26397 & (B)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Cont.)

                                   Calendar Year 1997
                                     ------------------
                 Name of Company
                 Acquiring,
                 Redeeming           Number of Shares
                 or Retiring        or Principal Amount                Commission
                 Securities          ------------------------               Authorization
                                  (Issuer unless                       Redeemed or         (Release No.
 Name of Issuer                   otherwise noted)     Acquired        Retired (1)   Consideration    or Other)
 --------------  ---------------- -----------            -------------     -------------  --------------


NEES COMMUNICATIONS, INC.
 Sub. Promissory Note                         NEES     $1,025,000      $1,025,000     (D)
 Sub. Promissory Note                                                 $100,000          $100,000     (D)

NEES
 Common Stock                          283,000 shares              $10,929,371   (B)

NANTUCKET
 Bonds                                                   $765,000     $765,000   (B)

--------------------
(1)    Securities were extinguished.
(A)    SEC Release No. 24847 and Rule 45(b)(3).
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D)    NEESCom is an Exempt Telecommunications Company pursuant to Section 34 of the Act.


Item 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

   As of December 31, 1997.

                                               Number of
                                               Shares or             General
                                               Principal    Percent  Nature     Carrying
                                               Amount       Voting   of Issuer's     Value
Name of Owner Name of Issuer   Security Owned                 Owned  Power      Business  to Owner
------------- --------------   --------------                 ---------         -------   -----------    -----------
                                                                                (in thous.)
    NEES      UNITIL Corporation             Capital Stock    34,400 shs.         0.8       Public          $303
                               no par value                            Utility

   Three      Two business     Stocks                                              $ 74
Subsidiaries  development
    (A)       corporations

--------------------

(A)    Mass. Electric, Narragansett, and NEP.

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997.
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Andrew H. Aitken                                                         VP s  VP
---------------------------------------------------------------------------------------------------------------------------------
John Amoroso
 245 S. Main Street, Hopedale, MA                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Cynthia A. Arcate
 9 Lowell Road, Salem, NH           E-VP s
---------------------------------------------------------------------------------------------------------------------------------
Lawrence E. Bailey                                                       P D s
---------------------------------------------------------------------------------------------------------------------------------
Thomas J. Bascetta
 9 Laurel St., Etna, NH             D f
---------------------------------------------------------------------------------------------------------------------------------
Urville J. Beaumont
 8 Samoset Dr., Salem, NH                   D f
---------------------------------------------------------------------------------------------------------------------------------
Francis X. Beirne
 95 Sawyer Road, Waltham, MA                                                    s
---------------------------------------------------------------------------------------------------------------------------------
Timothy M. Bigler
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
Joan T. Bok
 22 Beacon St., Boston, MA    D ChB D       D      D   D     D     D     D     D f   D     D      D    D
---------------------------------------------------------------------------------------------------------------------------------
William M. Bulger
1 Beacon St., Boston, MA      D f
---------------------------------------------------------------------------------------------------------------------------------
Marilyn R. Campbell
 79 Brady Avenue, Salem, NH         D f
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997.
   (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas    HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids     Group
                              ------  --------- ----   ------       ---------  -------     ------

Andrew H. Aitken
-------------------------------------------------------------------------------------------------------------
John Amoroso
 245 S. Main Street, Hopedale, MA            VP
-------------------------------------------------------------------------------------------------------------
Cynthia A. Arcate
 9 Lowell Road, Salem, NH
-------------------------------------------------------------------------------------------------------------
Lawrence E. Bailey
-------------------------------------------------------------------------------------------------------------
Thomas J. Bascetta
 9 Laurel St., Etna, NH
-------------------------------------------------------------------------------------------------------------
Urville J. Beaumont
 8 Samoset Dr., Salem, NH
-------------------------------------------------------------------------------------------------------------
Francis X. Beirne
 95 Sawyer Road, Waltham, MA                                       VP
-------------------------------------------------------------------------------------------------------------
Timothy M. Bigler
 95 Sawyer Road, Waltham, MA                                       VP
-------------------------------------------------------------------------------------------------------------
Joan T. Bok
 22 Beacon St., Boston, MA      D     D           D     D
-------------------------------------------------------------------------------------------------------------
William M. Bulger
1 Beacon St., Boston, MA
-------------------------------------------------------------------------------------------------------------
Marilyn R. Campbell
 79 Brady Avenue, Salem, NH
-------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1997 (continued).
(Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Stephen A. Cardi
 400 Lincoln Ave., Warwick, RI                          D f
---------------------------------------------------------------------------------------------------------------------------------
John G. Cochrane                                       T     T     T           VP s  T     T      T    T
---------------------------------------------------------------------------------------------------------------------------------
Eric P. Cody                                                                   VP s
---------------------------------------------------------------------------------------------------------------------------------
Sally L. Collins
 23 Ridgewood Terrace,
 Northampton, MA                            D f
---------------------------------------------------------------------------------------------------------------------------------
William R. Connallon
 476 Union Ave., Middlesex, NJ
---------------------------------------------------------------------------------------------------------------------------------
Thomas Churbuck
---------------------------------------------------------------------------------------------------------------------------------
Debra M. Crowell                                                          s
---------------------------------------------------------------------------------------------------------------------------------
Dan C. Delurey                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA                                                     s
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey A. Donahue                                            P D  VP           s    VP    VP
---------------------------------------------------------------------------------------------------------------------------------
William J. Flaherty
1101 Turnpike St., No. Andover, MA                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Peter G. Flynn                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Andrea Foley-Stapleford                      VP                                s
---------------------------------------------------------------------------------------------------------------------------------
David Fredericks
 2 Fairgrounds Rd., Nant., MA
---------------------------------------------------------------------------------------------------------------------------------
Richard W. Frost
 55 Bearfoot Rd., Northboro, MA               VP    VP     D VP                      VP s
---------------------------------------------------------------------------------------------------------------------------------
Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas   HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids    Group
                              ------  --------- ----   ------       ---------  -------   -------
Stephen A. Cardi
 400 Lincoln Ave., Warwick, RI
-------------------------------------------------------------------------------------------------------------
John G. Cochrane                            T          T
-------------------------------------------------------------------------------------------------------------
Eric P. Cody
-------------------------------------------------------------------------------------------------------------
Sally L. Collins
 23 Ridgewood Terrace,
 Northampton, MA
-------------------------------------------------------------------------------------------------------------
William R. Connallon
 476 Union Ave., Middlesex, NJ                                            P s
-------------------------------------------------------------------------------------------------------------
Thomas Churbuck                                                                      P S s
-------------------------------------------------------------------------------------------------------------
Debra M. Crowell                                                                     T s
-------------------------------------------------------------------------------------------------------------
Dan C. Delurey
-------------------------------------------------------------------------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA    P D                                 P
-------------------------------------------------------------------------------------------------------------
Jeffrey A. Donahue
-------------------------------------------------------------------------------------------------------------
William J. Flaherty
1101 Turnpike St., No. Andover, MA
-------------------------------------------------------------------------------------------------------------
Peter G. Flynn
-------------------------------------------------------------------------------------------------------------
Andrea Foley-Stapleford
-------------------------------------------------------------------------------------------------------------
David Fredericks
 2 Fairgrounds Rd., Nant., MA           VP s
-------------------------------------------------------------------------------------------------------------
Richard W. Frost
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997 (continued).
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----

Frances H. Gammell
 200 Providence Street, P.O. Box 1007
 W. Warwick, RI                                   D f
---------------------------------------------------------------------------------------------------------------------------------
Ronald T. Gerwatowski
280 Melrose St., Providence, RI                        S                             s
---------------------------------------------------------------------------------------------------------------------------------
Dr. Kalyan K. Ghosh
486 Chandler St., Worcester, MA                   D f
---------------------------------------------------------------------------------------------------------------------------------
Peter H. Gibson
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
Don F. Goodwin                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Christopher G. Gulick
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
Michael E. Hachey                                                        VP s
---------------------------------------------------------------------------------------------------------------------------------
Gregory A. Hale                                                                s
---------------------------------------------------------------------------------------------------------------------------------
George W. Harris
 Ledge Road, Pelham, NH             D f
---------------------------------------------------------------------------------------------------------------------------------
Nicholas D. N. Harvey, Jr.
 41 S. Park Street, Hanover, NH             D f
---------------------------------------------------------------------------------------------------------------------------------
William H. Heil
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
David L. Holt                                                                  E-VP s
---------------------------------------------------------------------------------------------------------------------------------
Charles B. Housen
 120 E. Main Street, Erving, MA                   D f
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas         HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids    Group
                              ------  --------- ----   ------       ---------  -------  ----------
Frances H. Gammell
 200 Providence Street, P.O. Box 1007
 W. Warwick, RI
-------------------------------------------------------------------------------------------------------------
Ronald T. Gerwatowski
280 Melrose St., Providence, RI
-------------------------------------------------------------------------------------------------------------
Dr. Kalyan K. Ghosh
486 Chandler St., Worcester, MA
-------------------------------------------------------------------------------------------------------------
Peter H. Gibson
 95 Sawyer Road, Waltham, MA                                       VP
-------------------------------------------------------------------------------------------------------------
Don F. Goodwin
-------------------------------------------------------------------------------------------------------------
Christopher G. Gulick
 95 Sawyer Road, Waltham, MA                                       VP
-------------------------------------------------------------------------------------------------------------
Michael E. Hachey
-------------------------------------------------------------------------------------------------------------
Gregory A. Hale               S                           C
-------------------------------------------------------------------------------------------------------------
George W. Harris
 Ledge Road, Pelham, NH
-------------------------------------------------------------------------------------------------------------
Nicholas D. N. Harvey, Jr.
 41 S. Park Street, Hanover, NH
-------------------------------------------------------------------------------------------------------------
William H. Heil
 95 Sawyer Road, Waltham, MA                                       Ch    Ch
-------------------------------------------------------------------------------------------------------------
David L. Holt
-------------------------------------------------------------------------------------------------------------
Charles B. Housen
 120 E. Main Street, Erving, MA
-------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997 (continued).
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----

Alfred D. Houston             E-VP                VP T D P   D     D     D     D P s D     D      D    D
---------------------------------------------------------------------------------------------------------------------------------
Michael E. Jesanis            VP T          T                            T     T s
---------------------------------------------------------------------------------------------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA    D f
---------------------------------------------------------------------------------------------------------------------------------
David C. Kennedy                                                               VP s
---------------------------------------------------------------------------------------------------------------------------------
Joseph J. Kirby
 38 Elm Street, Westerly, RI                      D f
---------------------------------------------------------------------------------------------------------------------------------
John M. Kucharski
 45 William Street, Wellesley, MA   D f
---------------------------------------------------------------------------------------------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA D f
---------------------------------------------------------------------------------------------------------------------------------
Cheryl A. LaFleur             VP S                     D     D     D     VP D   VP Ds      D      D    D    D
---------------------------------------------------------------------------------------------------------------------------------
Shannon M. Larson
 280 Melrose St., Providence, RI                       VP s
---------------------------------------------------------------------------------------------------------------------------------
Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC                                                                VP s
---------------------------------------------------------------------------------------------------------------------------------
John F. Malley                                                           VP     s                 P D
---------------------------------------------------------------------------------------------------------------------------------
Paul R. Marshall
 55 Bearfoot Rd., Northboro, MA             S     s                       S                 S
---------------------------------------------------------------------------------------------------------------------------------


Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)

                              Granite
                              State   Nantucket NEES   NEES              Texas  HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids  Group
                              ------  --------- ----   ------       ---------  ------- -------
Alfred D. Houston             D        D          D     VP D
-------------------------------------------------------------------------------------------------------------
Michael E. Jesanis
-------------------------------------------------------------------------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA
-------------------------------------------------------------------------------------------------------------
David C. Kennedy                       D
-------------------------------------------------------------------------------------------------------------
Joseph J. Kirby
 38 Elm Street, Westerly, RI
-------------------------------------------------------------------------------------------------------------
John M. Kucharski
 45 William Street, Wellesley, MA
-------------------------------------------------------------------------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA
-------------------------------------------------------------------------------------------------------------
Cheryl A. LaFleur             D                   D     D
-------------------------------------------------------------------------------------------------------------
Shannon M. Larson
 280 Melrose St., Providence, RI
-------------------------------------------------------------------------------------------------------------
Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC
-------------------------------------------------------------------------------------------------------------
John F. Malley
-------------------------------------------------------------------------------------------------------------
Paul R. Marshall
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------


Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997 (continued).
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Robert L. McCabe
 280 Melrose St., Providence, RI            Ch D  Ch D Ch Ds
---------------------------------------------------------------------------------------------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI  D f
---------------------------------------------------------------------------------------------------------------------------------
Howard W. McDowell                  D T     Co    Co               Co    Co    Co  s Co    Co     Co   Co
---------------------------------------------------------------------------------------------------------------------------------
Patricia McGovern
 400 Atlantic Avenue, Boston, MA                  D f
---------------------------------------------------------------------------------------------------------------------------------
Robert H. McLaren                                                              VP s
---------------------------------------------------------------------------------------------------------------------------------
James P. Meehan                                                                   s
---------------------------------------------------------------------------------------------------------------------------------
Howard R. Mortenson
 P.O. Box 885, Charlestown, NH              D f
---------------------------------------------------------------------------------------------------------------------------------
Charles H. Moser
 55 Bearfoot Rd., Northboro, MA                   VP                                    s
---------------------------------------------------------------------------------------------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI                       VP s
---------------------------------------------------------------------------------------------------------------------------------
James A. Newmann
 476 Union Ave., Middlesex, NJ
---------------------------------------------------------------------------------------------------------------------------------
Kwong O. Nuey
 55 Bearfoot Rd., Northboro, MA                   VP                                    s
---------------------------------------------------------------------------------------------------------------------------------
Rosemarie O'Donahue
 476 Union Ave., Middlesex, NJ
---------------------------------------------------------------------------------------------------------------------------------
Richard J. Oldach
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
Chester O. Paradise                                                            VP s
---------------------------------------------------------------------------------------------------------------------------------
Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas  HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids   Group
                              ------  --------- ----   ------       ---------  -------  -------
Robert L. McCabe
 280 Melrose St., Providence, RI            Ch D
-------------------------------------------------------------------------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI
-------------------------------------------------------------------------------------------------------------
Howard W. McDowell            T       Co
-------------------------------------------------------------------------------------------------------------
Patricia McGovern
 400 Atlantic Avenue, Boston, MA
-------------------------------------------------------------------------------------------------------------
Robert H. McLaren                                T
-------------------------------------------------------------------------------------------------------------
James P. Meehan                                  C
-------------------------------------------------------------------------------------------------------------
Howard R. Mortenson
 P.O. Box 885, Charlestown, NH
-------------------------------------------------------------------------------------------------------------
Charles H. Moser
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI
-------------------------------------------------------------------------------------------------------------
James A. Neumann
 476 Union Ave., Middlesex, NJ                                                   VP
-------------------------------------------------------------------------------------------------------------
Kwong O. Nuey
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------
Rosemarie O'Donahue
 476 Union Ave., Middlesex, NJ                                                   VP
-------------------------------------------------------------------------------------------------------------
Richard J. Oldach
 95 Sawyer Road, Waltham, MA                                       VP      VP
-------------------------------------------------------------------------------------------------------------
Chester O. Paradise
-------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997 (continued).
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA             Sr-VP Sr-VP       Sr-VP                                  s
---------------------------------------------------------------------------------------------------------------------------------
Frank L. Peraino
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
Anthony C. Pini                                                VP               VP s
---------------------------------------------------------------------------------------------------------------------------------
Kirk L. Ramsauer                                        C                          s        C            C
---------------------------------------------------------------------------------------------------------------------------------
Marcy L. Reed
 95 Sawyer Road, Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
John F. Reilly
 1 Merrimack Plaza, Lowell, MA                    D f
---------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Reilly
 55 Bearfoot Rd., Northboro, MA             P D   P D  P D                              s
---------------------------------------------------------------------------------------------------------------------------------
Thomas E. Rogers                                                               VP s
---------------------------------------------------------------------------------------------------------------------------------
Christopher E. Root
 55 Bearfoot Rd., Northboro, MA             Sr-VP Sr-VP      Sr-VP                            s
---------------------------------------------------------------------------------------------------------------------------------
John W. Rowe                  P D           D     D    Ch D  D     D     Ch D  Ch D s      D      D    D      D
---------------------------------------------------------------------------------------------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI                       D VPs
---------------------------------------------------------------------------------------------------------------------------------
George M. Sage
 P.O. Box 9527, Providence, RI      D f
---------------------------------------------------------------------------------------------------------------------------------
Nancy H. Sala
 939 Southbridge St.,
 Worcester, MA                              VP s
---------------------------------------------------------------------------------------------------------------------------------
Richard P. Sergel             Sr-VP  D      D      D           D    P D         D s   P D   P D        P D
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas   HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids   Group
                              ------  --------- ----   ------       ---------  -------  --------
Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------
Frank L. Peraino
 95 Sawyer Road, Waltham, MA                                       VP
-------------------------------------------------------------------------------------------------------------
Anthony C. Pini                                  P D
-------------------------------------------------------------------------------------------------------------
Kirk L. Ramsauer                      C                            S      S
-------------------------------------------------------------------------------------------------------------
Marcy L. Reed
 95 Sawyer Road, Waltham, MA                                       VP T   VP T
-------------------------------------------------------------------------------------------------------------
John F. Reilly
 1 Merrimack Plaza, Lowell, MA
-------------------------------------------------------------------------------------------------------------
Lawrence J. Reilly
 55 Bearfoot Rd., Northboro, MA             P D
-------------------------------------------------------------------------------------------------------------
Thomas E. Rogers
-------------------------------------------------------------------------------------------------------------
Christopher E. Root
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------
John W. Rowe                  D                 D       P D
-------------------------------------------------------------------------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI
-------------------------------------------------------------------------------------------------------------
George M. Sage
 P.O. Box 9527, Providence, RI
-------------------------------------------------------------------------------------------------------------
Nancy H. Sala
 939 Southbridge St.,
 Worcester, MA
-------------------------------------------------------------------------------------------------------------
Richard P. Sergel                                D
-------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997 (continued).
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Dennis E. Snay
 55 Bearfoot Rd., Northboro, MA                   Sr-VP                                     s
---------------------------------------------------------------------------------------------------------------------------------
Charles E. Soule
 50 O'Neill Drive,
 Westboro, MA                 D f
---------------------------------------------------------------------------------------------------------------------------------
William E. Trueheart
 2804 Chesterfield Pl. N.W.
 Washington, DC                                   D f
---------------------------------------------------------------------------------------------------------------------------------
Arnold H. Turner                                                   VP    VP      s   VP    VP          VP
---------------------------------------------------------------------------------------------------------------------------------
John G. Upham II
 170 Medford St., Malden, MA                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey W. VanSant                                     VP                VP      s
---------------------------------------------------------------------------------------------------------------------------------
William Watkins, Jr.
 280 Melrose Street,
 Providence, RI                                   E-VP s
---------------------------------------------------------------------------------------------------------------------------------
Roslyn M. Watson
 25 Braddock Park, Boston, MA               D f
---------------------------------------------------------------------------------------------------------------------------------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC               D f
---------------------------------------------------------------------------------------------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA                   D f
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas   HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids   Group
                              ------  --------- ----   ------       ---------  -------  --------
Dennis E. Snay
 55 Bearfoot Rd., Northboro, MA
-------------------------------------------------------------------------------------------------------------
Charles E. Soule
 50 O'Neill Drive,
 Westboro, MA
-------------------------------------------------------------------------------------------------------------
William E. Trueheart
 2804 Chesterfield Pl., N.W.
 Washington, DC
-------------------------------------------------------------------------------------------------------------
Arnold H. Turner
-------------------------------------------------------------------------------------------------------------
John G. Upham II
 170 Medford St., Malden, MA
-------------------------------------------------------------------------------------------------------------
Jeffrey W. VanSant
-------------------------------------------------------------------------------------------------------------
William Watkins, Jr.
 280 Melrose Street,
 Providence, RI
-------------------------------------------------------------------------------------------------------------
Roslyn M. Watson
 25 Braddock Park, Boston, MA
-------------------------------------------------------------------------------------------------------------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC
-------------------------------------------------------------------------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA
-------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1997 (continued).
   (Note A)
                                            Mass             NEES
                              NEES  Granite Elec  Narra      NEEI  Global      NEET  NEP   NEPSCO NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
James R. Winoker
 222 Richmond Street
 Providence, RI               D f
---------------------------------------------------------------------------------------------------------------------------------
Robert King Wulff                           C                            C     S C s              S
---------------------------------------------------------------------------------------------------------------------------------
Geraldine M. Zipser                                          C                 s
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1997 (continued).
  (Note A)
                              Granite
                              State   Nantucket NEES   NEES              Texas   HydroServe
                              Energy  Electric  Comm.  Energy       AllEnergy  Liquids   Group
                              ------  --------- ----   ------       ---------  -------  --------
James R. Winoker
 222 Richmond Street
 Providence, RI
-------------------------------------------------------------------------------------------------------------
Robert King Wulff                     S
-------------------------------------------------------------------------------------------------------------
Geraldine M. Zipser
-------------------------------------------------------------------------------------------------------------

Key:     Ch-Chairman; ChB-Chairman of the Board; VCh-Vice Chairman; D-Director; P-President; E-VP-Executive Vice President;
         Sr-VP-Senior Vice President; VP-F-Vice President--Finance; VP-Vice President; T-Treasurer; Co-Controller; C-Clerk;
         S-Secretary; s-Salary; f-Fee.

Note A:  Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.



Item 6.  OFFICERS AND DIRECTORS

   Part II.  Financial Connections as of December 31, 1997.

                                             Position
                        Name and             Held in
   Name of              Location of          Financial  Applicable
   Officer or           Financial            Institution     Exemption
   Director             Institution             (g)     Rule
   ----------           -----------          -----------     ----------

William M. Bulger   Citizens Bank of Massachusetts      D    a
                      Boston, MA

Joseph J. Kirby     The Washington Trust Co.,   C       c
                      Westerly, RI

John M. Kucharski   State Street Boston Corp.,  D       a
                      Boston, MA

Robert L. McCabe    Citizen Savings Bank,       D       c,f
                      Providence, RI

John F. Reilly      Family Bank,                D       c
                      Haverhill, MA

John W. Rowe        First National Bank of Boston,      D    a,c,d,e,f
                      Boston, MA
                    Bank of Boston Corporation, D       a,c,d,e,f
                      Boston, MA

Charles E. Soule    Westboro Savings Bank       T       a
                      Westboro, MA

William Watkins, Jr.                            Rhode Island Hospital Trust D    f
                    National Bank,
                      Providence, RI

Roslyn M. Watson    The Dreyfus Laurel Funds,   T       d
                      New York, NY
                    American Express Centurion  D       d
                      Bank, Wilmington, DE

--------------------
a - Rule 70(a)
b - Rule 70(b)
c - Rule 70(c)
d - Rule 70(d)
e - Rule 70(e)
f - Rule 70(f)
g - C-Chairman & CEO; D-Director; T-Trustee


Item 6.  OFFICERS AND DIRECTORS

   Part III.

   Disclosures made in proxy statements and annual reports on Form 10-K, filed in 1998, follow:

                                   NEES

                        SUMMARY COMPENSATION TABLE
                                                       Long Term
                                                       Compen-
                            Annual Compensation (b)    sation
                            -----------------------    ---------
                                            Other      Restricted
Name and                                    Annual       Share    All Other
Principal                 Salary   Bonus   Compensa-     Awards   Compensa-
Position (a)      Year     ($)     ($)(c)  tion ($)(d)   ($)(e)   tion ($)(f)
------------      ----    ------   ------  ----------- ---------  ----------

Richard P.        1997    244,893  242,020         8,764           51,043     781
Sergel,           1996    212,700  110,724         5,366          138,376   3,535
President and     1995    184,956  139,373         4,877                0   3,424
Chief Executive
Officer
(elected 2/6/98)

John W. Rowe,     1997         597,600  285,692   12,599     152,206    2,544
Former President  1996         537,600  287,896    9,093     370,288    4,891
and Chief         1995         537,600  427,213    9,568           0    4,750
Executive
Officer

Alfred D.         1997         345,072  314,028    9,616      88,573    1,836
Houston,          1996         335,016  167,306    6,265     182,267    4,649
Executive Vice    1995         262,800  177,663    5,753          0     4,180
President

Cheryl A. LaFleur 1997         176,388  192,437    6,827      37,768      335
Senior            1996         165,624   89,477    4,059     106,020    3,251
Vice President,   1995         125,616  107,617      116           0    2,721
General Counsel
and Secretary

Michael E.        1997         164,736  188,213    7,399      31,866      320
Jesanis, Senior   1996         153,995   80,070    4,007     101,376    3,218
Vice President    1995         140,784   85,703      275      27,718    3,012
and Chief
Financial Officer

(a) Officers of NEES also hold various positions with subsidiary companies. Compensation for these positions is included in this table.

(b)      Includes deferred compensation in category and year earned.

(c) The bonus figures represent: cash bonuses under an incentive compensation plan; the all-employee goals program; the variable match of the Incentive Thrift Plan including related deferred compensation plan matches; special cash bonuses; and unrestricted shares under the Incentive Share Plan. See descriptions under Plan Summaries.

         In 1996 and 1997, the bonus amounts were all cash or contributions to the Incentive Thrift Plan, including related deferred compensation plan matches. In 1995, Mr. Sergel's bonus was $96,649 in cash and contributions and $42,724 in shares; Mr. Rowe's bonus was $276,728 in cash and contributions and $150,485 in shares; Mr. Houston's bonus was $123,160 in cash and contributions and $54,503 in shares; Ms. LaFleur's bonus was $84,370 in cash and contributions and $23,247 in shares; and Mr. Jesanis's bonus was $85,703 in cash and contributions and $27,718 in shares.

(d) Includes amounts reimbursed by NEES for the payment of taxes on certain noncash benefits and System contributions to the Incentive Thrift Plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) The incentive share awards for the named executives made for 1996 and 1997 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. See also Payments Upon a Change in Control below. The shares awarded for 1995 were not restricted and the value of the awards is included in the bonus column.

         As of December 31, 1997, the following executive officers held the amount of restricted and deferred share equivalents with the value indicated: Mr. Sergel 8,698 shares, $371,840 value; Mr. Rowe 28,380 shares, $1,213,245 value; Mr. Houston 11,689 shares, $499,705 value; Ms. LaFleur 5,890 shares, $251,798 value; and Mr. Jesanis 6,233 shares, $266,461 value. The value was calculated by multiplying the closing market price on December 31, 1997, by the number of shares.

         No awards vested during 1997 under NEES' Long- Term Performance Share Award Plan. See Long Term Incentive Plan - Awards in Last Fiscal Year.

(f) Includes Company contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by the Company. Prior to 1997, this column also included Company contributions to the Incentive Thrift Plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

                                   NEP

                       SUMMARY COMPENSATION TABLE
                                                Long-Term
                                                Compensa-
                     Annual Compensation (b)      tion
                    --------------------------  ---------
                                      Other     Restricted
Name and                              Annual    & Deferred  All Other
Principal                            Compensa-    Share     Compensa-
Position      Year  Salary   Bonus     tion       Awards      tion
  (a)                ($)     ($)(c)   ($)(d)      ($)(e)     ($)(f)
----------    ----  -------  ------  ---------  ----------  ---------
Lawrence E.   1997  156,516  188,214   3,316            0        600
Bailey 1996   151,956        101,667     116            0      3,776
President     1995  144,720   92,328     116            0      3,598

John W.       1997  217,987  104,212   4,596       55,520        928
Rowe(g)       1996  180,096   96,445   3,046      124,047      1,638
Former 1995   157,070        124,818   2,795            0      1,387
Chairman

Jeffrey D.    1997  154,433  133,560   8,274            0  1,077,143(h)
Tranen 1996   200,684        100,548   5,002      125,836      3,358
Former 1995   188,884        135,224   4,972            0      3,377
President

Andrew H.     1997  122,580   78,193   2,231            0        416
Aitken 1996   119,004         75,370     116            0      2,568
Vice          1995  107,081   66,683     108            0      2,243
President

John F.       1997  140,280   96,072   2,922            0        375
Malley 1996   133,394        104,885     116            0      3,141
Vice          1995  127,236   96,261     116            0      2,907
President

Arnold H.     1997  132,012   81,953   2,228            0        628
Turner 1996   128,172         89,185     116            0      2,849
Vice          1995  128,172   65,439     116            0      2,276
President

(a) Certain officers of NEP are also officers of NEES and various other System companies.

(b)    Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan. See descriptions under Plan Summaries.

(d) Includes amounts reimbursed by NEP for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan by NEP that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) The incentive share awards for the named executives who are also NEES executives made for 1996 and 1997 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. The shares awarded for the other named executives and for all executives for 1995 were not restricted and the value of the awards is included in the bonus column.

       As of December 31, 1997, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Bailey 3,892 shares, $166,383 value; Mr. Rowe 28,380 shares, $1,213,245 value; Mr. Aitken 3,044 shares, $130,131 value; Mr. Malley 3,759 shares, $160,697 value; and Mr. Turner 2,625 shares, $112,218 value. The value was calculated by multiplying the closing market price on December 31, 1997 by the number of shares.

       No awards vested during 1997 under the Long-Term Performance Share Award Plan.

(f) Includes NEP contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEP. Prior to 1997, this column also included contributions by NEP to the incentive thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

(g)    Mr. Rowe resigned effective February 6, 1998.

(h) Mr. Tranen resigned effective September 12, 1997. All Other Compensation includes: $830 for contributions to life insurance as described in footnote (f) above, $28,452 as accrued vacation pay, $621,081 as a severance payment, and $426,780 in pension related benefits.

                            MASS. ELECTRIC

                      SUMMARY COMPENSATION TABLE
                                              Long-Term
                                              Compensa-
                 Annual Compensation (b)        tion
                --------------------------    ---------
                                     Other    Restricted
Name and                             Annual   & Deferred  All Other
Principal                            Compen-    Share     Compensa-
Position       Year  Salary  Bonus   sation     Awards      tion
  (a)                 ($)    ($)(c)  ($)(d)     ($)(e)     ($)(f)
----------     ----  ------- ------ --------  ----------  ---------
Lawrence J.    1997  160,515 168,637   6,910         0      448
Reilly         1996   96,163  70,177   2,467    46,082    2,250
President      1995   38,561  34,985      37         0      986

Richard P.     1997  149,549 147,794   5,352    31,170      477
Sergel         1996  135,213  70,388   3,411    87,965    2,247
Former         1995  123,480  93,047   3,256         0    2,285
Chairman

Lydia M.       1997  125,481  81,944   2,544         0      241
Pastuszek      1996   86,068  52,017      69    22,115    1,893
Senior Vice    1995   86,597  53,204      72         0    2,403
President

Christopher E. 1997   98,421 103,890   2,067         0      147
Root           1996   92,055  67,050      99         0    2,032
Senior Vice    1995   84,173  37,158      89         0    1,537
President

Nancy H.       1997  124,344  60,661   2,603         0      283
Sala           1996  118,251  65,493     116         0    2,730
Vice           1995  115,524  59,932     116         0    2,498
President

(a) Certain officers of Mass. Electric are also officers of NEES and various other System companies.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, and unrestricted shares under the incentive share plan or special share bonuses. See descriptions under Plan Summaries.

(d) Includes amounts reimbursed by Mass. Electric for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan by Mass. Electric that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) The incentive share awards for the named executives who are also NEES executives made for 1996 and 1997 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. In 1996, certain named officers also received special share awards in the form of deferred share equivalents. The shares awarded for the other named officers and for all executives for 1995 were not restricted and the value of the awards is included in the bonus column.

     As of December 31, 1997, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Reilly 6,320 shares, $270,180 value; Mr. Sergel 8,698 shares, $371,840 value; Ms. Pastuszek 2,886 shares, $123,377 value; Mr. Root 2,632 shares, $112,518 value; and Ms. Sala 1,989 shares, $85,030 value. The value was calculated by multiplying the closing market price on December 31, 1997 by the number of shares.

     No awards vested during 1997 under the Long-Term Performance Share Award Plan.

(f) Includes Mass. Electric contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by Mass. Electric. Prior to 1997, this column also included contributions by Mass. Electric to the incentive thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

                             NARRAGANSETT

                      SUMMARY COMPENSATION TABLE
                                              Long-Term
                                              Compensa-
                   Annual Compensation (b)      tion
                  --------------------------  ---------
                                    Other     Restricted
Name and                            Annual    & Deferred  All Other
Principal                          Compensa-    Share     Compensa-
Position     Year Salary   Bonus     tion       Awards      tion
  (a)              ($)     ($)(c)   ($)(d)      ($)(e)     ($)(f)
----------   ---- -------  ------  ---------  ----------  ---------

Robert L.    1997 179,460  148,868   9,881           0     1,528
McCabe       1996 127,388   88,905   4,819      50,308     3,424
Chairman     1995 152,407  111,785   4,206           0     4,851
and Former
President

Lawrence J.  1997     679      452      29           0         1
Reilly       1996  16,329   11,916     419       7,825       382
President(g) 1995  30,322   26,625      29           0       622

William      1997 135,972   84,924   2,839           0    88,885(h)
Watkins,     1996 132,012   84,081     119           0     4,509
Jr.          1995 128,172   77,967     119           0     4,054
Executive
Vice
President

Richard W.   1997 113,856   52,347   2,396           0      596
Frost        1996 108,432   57,680     119           0    2,888
Vice         1995 103,272   48,972     119           0    2,787
President

Shannon M.   1997 105,012   51,259   2,220           0      330
Larson       1996  81,293   21,879     116           0    1,808
Vice         1995  68,432    2,908     132           0    1,809
President

Michael F.   1997 103,983   52,060   2,197           0      220
Ryan         1996  64,555   18,397      77           0    1,473
Vice         1995  74,917   14,499      94           0      231
President

(a) Certain officers of Narragansett are also officers of NEES and various other System companies.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, and unrestricted shares under the incentive share plan or special share bonuses. See descriptions under Plan Summaries.

(d) Includes amounts reimbursed by Narragansett for the payment of taxes on certain noncash benefits and contributions to the incentive thrift plan by Narragansett that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries.

(e) The incentive share awards for the named executives made for 1996 and 1997 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. The shares awarded for 1995 were not restricted and the value of the awards is included in the bonus column.

     As of December 31, 1997, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. McCabe 6,725 shares, $287,493 value; Mr. Reilly 6,320 shares, $270,180 value; Mr. Watkins 353 shares, $15,091 value; Mr. Frost 798 shares, $34,115 value; Ms. Larson 6,320 shares, $270,180 value; and Mr. Ryan 10 shares, $428 value. The value was calculated by multiplying the closing market price on December 31, 1997 by the number of shares. Mr. Reilly and Ms. Larson are married and both of their restricted shares are included in the others total.

     No awards vested during 1997 under the Long-Term Performance Share Award Plan.

(f) Includes Narragansett contributions to life insurance. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals.
     The premium costs for most of these policies have been or will be recovered by Narragansett. Prior to 1997, this column also included contributions by Narragansett to the incentive thrift plan that are not bonus contributions. These figures are now included in the Other Annual Compensation column.

(g)  Elected President effective October 1, 1997.

(h) Retired effective January 1, 1998. All Other Compensation includes $1,528 contributions to life insurance as described in footnote (f) and a payment of $87,357 as a special retirement payment.


                       Security Ownership
                       ------------------

  The following table lists the holdings of NEES common shares as of March
2, 1998 by NEES, NEP, Mass. Electric, and Narragansett directors, the executive officers named in the Summary Compensation Tables, and all directors and executive officers, as a group.

                             Shares             Deferred
                           Beneficially           Share
Name                         Owned (a)        Equivalents (b)
----                       -----------        ---------------

Joan T. Bok                             13,605
William M. Bulger                          100            1,272
Alfred D. Houston                       13,688           11,558
Michael E. Jesanis                       4,000            5,847
Paul L. Joskow                           2,829              313
John M. Kucharski                        2,800
Edward H. Ladd                           6,475
Cheryl A. LaFleur                        3,191            5,787
Joshua A. McClure                        2,461              307
John W. Rowe (c)                        14,823           25,355
George M. Sage                           4,000
Richard P. Sergel                        8,086            8,313
Charles E. Soule                         1,270            5,201
Anne Wexler                              2,629
James Q. Wilson                          3,508
James R. Winoker                         2,300
Robert L. McCabe                        10,156            6,054
Lydia M. Pastuszek                       7,185            2,446
Lawrence J. Reilly                       3,656            5,959
Christopher E. Root                      2,036            2,304
Nancy H. Sala                            4,153              (d)         1,636
Dennis E. Snay                           4,608              535
Richard W. Frost                         7,677              502
Shannon M. Larson                        3,656            5,959
Michael F. Ryan                            829               10
Ronald L. Thomas                         1,405
William Watkins, Jr.                     1,113
Andrew H. Aitken                         6,606            2,572
Lawrence E. Bailey                       5,153            3,330
John F. Malley                           2,506            3,364
Jeffrey D. Tranen                          107
Arnold H. Turner                         4,914            2,112

All directors and
executive officers,
as a group (43 persons)               201,90 (e)          111,005 (e)


(a) Number of shares beneficially owned includes: (i) shares directly owned by certain relatives with whom directors or officers share voting or investment power; (ii) shares held of record individually by a director or officer or jointly with others or held in the name of a bank, broker, or nominee for such individual's account; (iii) shares in which certain directors or officers maintain exclusive or shared investment or voting power whether or not the securities are held for their benefit; and (iv) with respect to the executive officers, allocated shares in the Incentive Thrift Plan described below.

(b) Deferred share equivalents are held under the Deferred Compensation plan or pursuant to individual deferral agreements. Under the Plan or deferral agreements, executives may elect to defer cash compensation and share awards. There are various deferral periods
     available under the plans.   At the end of the deferral period, the
     compensation is paid out in the same form, cash or NEES shares, as was deferred. The rights of the executives to payment are those of general, unsecured creditors. While deferred, the shares do not have voting rights or other rights associated with ownership. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in NEES common shares. Deferred share equivalents for directors are held under the

     Directors Deferred Compensation Plan. See Board Structure and Compensation for a description of that plan.

     Potential share awards under the Long-Term Performance Share Award Plan are not included in this table.

(c) Mr. Rowe, former President and Chief Executive Officer, resigned effective February 6, 1998.

(d) Ms. Sala disclaims a beneficial ownership interest in 281 shares held in custodial accounts.

(e) Amount is less than 1% of the total number of shares of the Company outstanding.


                  Share Ownership Guidelines
                  --------------------------

     The System has long recognized the importance of consistent alignment of executive interests with those of shareholders. In 1995, the Compensation Committee of the Board voted that it is expected that executives will own shares or share equivalents to certain minimum levels within five years of being subject to the requirement. For Mr. Sergel, the level is 40,000 shares. For Mr. Houston, the level is 25,000 shares. For the other executives listed in the Executive Compensation Summary Table, the level is 7,000 to 15,000 shares. Other executives are expected to hold from 2,000 to 7,000 shares depending on their compensation levels and bonus plans. In 1996, the Board of Directors voted that members of the Board were expected to own 2,500 shares within five years of being subject to that requirement.

     To further reinforce the importance of executive share ownership, all shares awarded to System officers under the Incentive Share and the Long-Term Performance Share Award Plans, described below, are restricted for five years, unless deferred, at the officer's option, until termination of service or ten years.


         Share Ownership of Certain Beneficial Owners
        --------------------------------------------

     Listed below is the only person or group known to the System as of March 9, 1998 to beneficially own 5% or more of NEES common shares. However, T. Rowe Price Trust Company disclaims beneficial ownership of all such shares. The quantity of shares listed below is as of December 31, 1997.


                                Amount and Nature
       Name and Address of         of Beneficial       Percent of
       Beneficial Owner            Ownership           Common Shares
       -------------------     ------------------     --------------
 T. Rowe Price Trust Company                         5,377,414 shares as 8.3%
 100 East Pratt Street      trustee for
 Baltimore, MD  21202       System employee
                            benefits plans,
                            including those
                            discussed herein.

       Contracts and Transactions with System Companies
       ------------------------------------------------

   During 1997, Mr. Joskow did consulting work for NEES or subsidiaries of NEES under a separate consulting contract for which he was paid approximately $30,000. These consulting services were not related to his duties as a Board member.

   During 1997, Mrs. Bok served as a consultant to NEES. Under the terms of her contract, she received a retainer of $100,000. Mrs. Bok also served as a director for each of NEES' direct subsidiaries during 1997. She agreed to waive the normal fees and annual retainers otherwise payable for services by nonemployees on these boards and received in lieu thereof a single annual stipend of $60,000.


 Compensation Committee Interlocks and Insider Participation
 -----------------------------------------------------------

   Mr. Winoker served as a member of NEES' Compensation Committee for a portion of 1997. Mr. Winoker is Chief Executive Officer of Belvoir Properties, Inc. (Belvoir). A subsidiary of NEES entered into a three-year lease for office space in 1996 with Belvoir with an annual rent of $34,000. Belvoir also leases two parcels of land in Providence, Rhode Island from a subsidiary of NEES under a twenty-year lease with an initial annual rent of approximately $60,000.

                         Plan Summaries
                         --------------

   A brief description of the various plans through which compensation and benefits are provided to the named executive officers is presented below to better enable shareholders to understand the information presented in the tables shown earlier. The amounts of compensation and benefits provided to the named executive officers under the plans described below (and charged to the System Companies listed in the above tables) are presented in the Summary Compensation Tables.

Goals Program
-------------

   The Goals Program establishes goals annually. For 1997, these goals related to earnings per share, customer costs, safety, absenteeism, demand-side management results, generating station availability, transmission reliability, environmental and OSHA compliance, and customer satisfaction. Some goals apply to all employees, while others apply to particular functional groups. Depending upon the number of goals met, and provided the minimum earnings goal is met, employees may earn a cash bonus of 1% to 4-1/2% of their compensation.

Incentive Thrift Plan
---------------------

   The Incentive Thrift Plan (a 401(k) program) provides for a match of 40% of up to the first 5% of base compensation contributed to the System's Incentive Thrift Plan (shown under Other Annual Compensation in the Summary Compensation Tables) and, based on an incentive formula tied, in 1997, to earnings per share, may fully match the first 5% of base compensation contributed (the additional amount, if any, is shown under Bonus in the Summary Compensation Tables). Under Federal law, contributions to these plans are limited. In 1997, the contribution amount was limited to $9,500.

Deferred Compensation Plan
--------------------------

   The Deferred Compensation Plan offers executives the opportunity to defer base pay and bonuses. The plan offers the option of investing at the prime rate or in NEES Shares; however, share bonuses may only be deferred in a share account. Under Federal law, the Incentive Thrift Plan, described above, is required to limit participant base compensation to $160,000 in calculating the NEES match. Under the Deferred Compensation Plan, NEES will make a contribution to an executive's share account equivalent to the resultant reduction in his match under the Incentive Thrift Plan.

Life Insurance
--------------

   NEES has established for certain senior executives life insurance plans funded by individual policies. The combined death benefit under these insurance plans is three times the participant's annual salary. These plans are structured so that, over time, NEES should recover the cost of the insurance premiums.

   After termination of employment, Messrs. Rowe and Houston may elect, commencing at age 55 or later, to receive an annuity income equal to 40% of final annual salary for Mr. Rowe and 22.5% of 1998 annual salary plus 40% of final annual salary for Mr. Houston. In that event, the life insurance is reduced over fifteen years to an amount equal to the participant's final annual salary. Due to changes in the tax law, this plan was closed to new participants, and an alternative was established with only a life insurance benefit. The individuals listed in the NEES Summary Compensation Table and Messrs. McCabe and Reilly are in one or the other of these plans.

Financial Counseling
--------------------

   NEES pays for personal financial counseling for senior executives. As required by the IRS, a portion of the amount paid is reported as taxable income for the executive. Financial counseling is also offered to other employees through seminars conducted at various locations each year.

Other
-----

   NEES does not have any share option plans.


    Long Term Incentive Plan - Awards in Last Fiscal Year
    -----------------------------------------------------

     The following tables show the potential awards, for those executive officers named in the Summary Compensation Tables who participate in the plan, under the Long-Term Performance Share Award Plan (more fully described in the Compensation Committee Report on page 42) for the performance cycle commencing January 1, 1997. The System's performance will be measured over the three-year period ending December 31, 1999.

                              NEES
                              ----
 Estimated Future Payouts under Non-Stock Price-Based Plans
 -----------------------------------------------------------

                Number of
                Common
                Share          Performance
Name            Equivalents(a) Period      Threshold(b)     Target(c)
----            -----------    ---------   ---------   ------
Richard P. Sergel     3,266       3 years         20    3,266
John W. Rowe (d)      8,617       3 years          0        0
Alfred D. Houston     4,976       3 years         30    4,976
Cheryl A. LaFleur     2,543       3 years         15    2,543
Michael E. Jesanis    1,188       3 years          7    1,188


                              NEP
                              ---
  Estimated Future Payouts under Non-stock Price-based Plans
       ------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Lawrence E. Bailey            1,128             3 years              7          1,128
John W. Rowe(d)               8,617             3 years              0              0
Jeffrey D. Tranen(d)          3,333             3 years              0              0
Andrew H. Aitken                884             3 years              5            884
John F. Malley                1,011             3 years              6          1,011
Arnold H. Turner                952             3 years              6            952


                         Mass Electric
                        ---------------
  Estimated Future Payouts under Non-stock Price-based Plans
       ------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Lawrence J. Reilly            1,179             3 years              7          1,179
Richard P. Sergel             3,266             3 years             20          3,266
Lydia M. Pastuszek            1,019             3 years              6          1,019
Christopher E. Root             832             3 years              5            832
Nancy H. Sala                   538             3 years              3            538


                          Narragansett
                          ------------
  Estimated Future Payouts under Non-stock Price-based Plans
       ------------------------------------------------

                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Robert L. McCabe              1,311             3 years              8          1,311
Lawrence J. Reilly            1,179             3 years              7          1,179
William Watkins, Jr.            980             3 years              6            980
Richard W. Frost                493             3 years              3            493
Shannon M. Larson               454             3 years              3            454
Michael F. Ryan                 459             3 years              3            459

(a) Amounts are denominated in common share units. No dividends are attributable to share units. At the end of the cycle, awards are paid either in shares or in cash (valued at the five-day average price prior to the January 15 following the close of the performance cycle).

(b) The awards in this column represent the threshold number of shares that could be earned if the minimum attainment level is reached for one factor. The minimum payout upon failure to achieve any of the goals would be 0.

(c) The awards in this column represent the target (and maximum) number of shares that could be earned if the maximum performance is achieved for all factors.

(d) Upon Mr. Tranen's resignation in September 1997 and Mr. Rowe's resignation in February 1998, they became ineligible to receive any award under the Long-Term Performance Share Award Plan.

     The Long-Term Performance Share Award Plan provides awards based on various measures of System performance over a three-year period. Each award factor functions independently. The performance targets for each cycle are set by the Compensation Committee. The measures of performance for the cycle commencing January 1, 1997 are as follows: total shareholder return compared to the national group (60th-75th percentile); total shareholder return compared to the regional group (50th-75th percentile); maintenance or improvement of bond ratings; new business development; growth of transmission and distribution business; and system service levels, measured by system reliability and regulatory compliance. The national grouping is composed of approximately 80 electric utilities. The regional grouping is composed of New England/New York regional utilities.

Retirement Plans
----------------

     The following chart shows estimated annual benefits payable to executive officers under the qualified pension plan and the supplemental retirement plan, assuming retirement at age 65 in 1998.

                       PENSION PLAN TABLE
                       ------------------

FIVE-YEAR           10 YEARS         15 YEARS  20 YEARS            25 YEARS            30 YEARS            35 YEARS
AVERAGE                      SERVICE            SERVICE           SERVICE             SERVICE             SERVICE        SERVICE
COMPENSATION
------------        -------          -------    -------           -------             -------             -------
          $  300,000     60,300             87,500            114,700            141,100             167,500             184,100
          $  400,000     81,000            117,500            154,000            189,600             225,100             241,600
          $  500,000    101,700            147,600            193,500            238,100             282,700             311,000
          $  600,000    122,400            177,600            232,900            286,600             340,300             374,500
          $  700,000    143,100            207,700            272,300            335,100             397,900             437,900
          $  800,000    163,800            237,700            311,700            383,600             455,500             501,400
          $  900,000    184,500            267,800            351,100            432,100             513,100             564,800
          $1,000,000    205,200            297,800            390,500            480,600             570,700             628,300
          $1,100,000    225,900            327,900            429,900            529,100             628,300             691,700
          $1,200,000    246,600            357,900            469,300            577,600             685,900             755,200
          $1,300,000    267,300            388,000            508,700            626,100             743,500             818,700
          $1,400,000    288,000            418,000            548,100            674,600             801,100             882,100


     For purposes of the retirement plans, Mr. Sergel, Mr. Rowe, Mr. Houston, Ms. LaFleur, and Mr. Jesanis currently have 19, 20, 35, 12, and 15 credited
years of service, respectively.   Messrs. Bailey, Rowe, Tranen, Aitken,
Malley, and Turner currently have 29, 20, 28, 25, 26, and 32 credited years of service, respectively. Mr. Reilly, Mr. Sergel, Ms. Pastuszek, Mr. Root, and Ms. Sala currently have 16, 19, 17, 15, and 28 credited years of service, respectively. Mr. McCabe, Mr. Reilly, Mr. Watkins, Mr. Frost, Ms. Larson, and Mr. Ryan currently have 29, 16, 25, 35, 18, and 3 credited years of service, respectively.

     Benefits under the pension plans are computed using formulae based on percentages of highest average compensation computed over five consecutive years. The compensation covered by the pension plan includes salary, bonus, and incentive share awards. Long-Term Performance Share Awards will not be included. The benefits listed in the pension table are not subject to deduction for Social Security and are shown without any joint and survivor benefits. If the participant elected at age 65 a 100 percent joint and survivor benefit with a spouse of the same age, the benefit shown would be reduced by approximately 16 percent.

     The pension plan table above does not include annuity payments to be received in lieu of life insurance for Messrs. Rowe and Houston. Those payments are described above under Plan Summaries.

     In December 1997, the NEES companies announced a voluntary early retirement program available to all nonunion employees over age 55 with ten or more years of service. Messrs. Amoroso, Frost, McCabe, Nadeau, Snay, and Turner were all eligible for the offer. The program offered either an annuity or a lump sum equal to the greater of either one week's base pay times the number of years of service or an additional five years service and five years of age toward their pension. The offer also included certain health care and bridging of social security benefits. The program is conditioned upon consummation of the divestiture of the nonnuclear generating business to USGen. Mr. McCabe also has an employment agreement which provides that if he remains in the employ of the NEES companies until December 31, 1998, or the retirement effective date under the offer, he will receive an annuity or a lump sum equal to an additional five years of service and five years of age toward his pension plus $225,000, subject to an offset for any benefits under the general offer. The value of Messrs. Amoroso, Frost, McCabe, Nadeau, Snay, and Turner's benefits under the offer and the contract cannot be determined until their retirement following the divestiture.

     The System covers the full cost of post-retirement health benefits for the senior executives listed in the Summary Compensation Table.

Payments Upon a Change of Control or Termination of Employment
--------------------------------------------------------------

     NEES has agreements with certain of its executives, including those named in the Summary Compensation Table, which provide severance benefits in the event of certain terminations of employment following a Change in Control of NEES (as defined below). The terms of the agreements are for three years with automatic annual extensions, unless terminated by the System. If, following a Change of Control, the executive's employment is terminated other than for cause (as defined) or if the executive terminates employment for good reason (as defined), NEES will pay to the executive a lump sum cash payment equal to three times (two times for some executives) the sum of the executive's most recent annual base compensation and the average of his or her bonus amounts for the prior three years. If Mr. Sergel receives payments under his severance agreement that would subject him to any federal excise tax due under section 280G of the Internal Revenue Code, he will receive a cash "gross-up" payment so he would be in the same net after-tax position he would have been in had such excise tax not been applied. In addition, NEES will provide disability and health benefits to the executive for two to three years, provide such post-retirement health and welfare benefits as the executive would have earned within such two to three years, and grant two or three additional years of pension credit.

     Change in Control, including potential change of control, occurs (1) when any person becomes the beneficial owner of 20% of the voting securities of NEES, (2) when the prior members of the Board no longer constitute a 2/3 majority of the Board, or (3) NEES enters into an agreement that could result in a Change in Control.

     Upon a change in control a participant in the deferred compensation plan has the option of receiving a full distribution of the participant's cash and share accounts and the actuarial value of future benefits from the insurance related benefits under a prior plan, all less 10%.

     The System's bonus plans, including the incentive compensation plans described in the Compensation Committee report, the Incentive Thrift Plan, and the Goals Program, provide for payments equal to the average of the bonuses
for the three prior years in the event of a Change of Control.   These
payments would be made in lieu of the regular bonuses for the year in which the Change in Control occurs. The Long-Term Performance Share Award Plan provides for a cash payment equal to the value of the performance shares in the participant's account times the average achievement percentage for the Incentive Thrift Plan for the three prior years. The System's Retirees Health and Life Insurance Plan has provisions preventing changes in benefits adverse to the participants for three years following a Change in Control. The Incentive Share Plan and related Incentive Share Deferral Agreements provide that, upon the occurrence of a change in control (defined more narrowly than in the other plans), any restrictions on shares and account balances would cease.

     Under a retention agreement between Mr. Aitken and NEP, he has agreed to remain in NEP's employ, at the sole option of NEP, until the earlier of February 1999 or the closing date of the sale of the generation assets to USGen in return for a lump sum payment of $47,345. In August 1998, NEP will pay an additional amount equal to 4-1/2 months' base salary if it has not released Mr. Aitken from this obligation by July 6, 1998.

     In light of the changes in the utility industry, NEES has determined that executive officers (including those listed in the Summary Compensation Table, but excluding Messrs. Houston and Sergel) would receive a benefit equal to one and one-half times annual compensation, for a severance other than one for cause or following a change in control.


New England Electric System Compensation
Committee Report on Executive Compensation
------------------------------------------

     As members of the Compensation Committee (the Committee) of the Board of Directors (the Board), we have the responsibility for executive compensation, including the administration of certain of the Company's incentive compensation plans.

     The System's total compensation package is designed to attract, retain, and reward superior managers who are committed to solid financial performance and who successfully can lead the System as our industry becomes increasingly competitive. The compensation package reflects the fact that these managers' backgrounds are not necessarily limited to our System or industry. Total compensation consists of Base Salary, Incentive Compensation (performance based, at risk compensation), and Benefits. The Committee periodically reviews each component of the System's executive compensation program to ensure that pay levels and incentive opportunities are competitive and that incentive opportunities are linked to System performance. The System's general compensation philosophy is that (1) the Base Salary ranges should be competitive, with individual salaries reflecting performance and experience;
(2) a significant portion of management compensation should be tied to achievement of corporate goals in order to maintain a sharp focus on corporate performance; (3) substantial portions of incentive compensation should be in shares so as to consistently align the interest of management and the System's shareholders and customers; and (4) an ever higher percentage of total compensation should be at risk and share-based as one moves upward through management. The compensation of the Chief Executive Officer, Mr. Rowe in 1997 and Mr. Sergel in 1998, is based on these considerations.

     As discussed below, the incentive compensation plans are being restructured to reflect the new focus of the System during and following divestiture.

Compensation Decisions
----------------------

     The NEES Board votes the compensation of the Chief Executive Officer and Mr. Houston, acting upon recommendations of the Committee. The Committee reports its decisions to the Board. After meeting in executive session without any System officers present and discussing the reports made by the Committee, the Board unanimously has accepted each of the recommendations described below made in 1997 and to date in 1998. The Committee also votes the compensation of all other System executive officers listed in the Summary Compensation Table, as well as other senior employees. The Board has ratified the compensation decisions for these executive officers. Although System management may be present during Committee discussions of officers' compensation, Committee decisions with respect to the compensation of Mr. Rowe were reached in executive session.

     Under Section 162(m) of the Internal Revenue Code, tax deductions are limited for compensation above $1 million, not including amounts deferred.
Mr. Rowe's total compensation of $898,435 in cash and $152,206 in deferred shares for 1997 exceeded $1 million. Given the mandatory deferral of his plan share bonuses, the Internal Revenue Code provisions do not currently impact the System. Total compensation for each of the other executive officers is below the $1 million threshold. The Committee has not, therefore, had to address issues related to Section 162(m) and does not expect to in the near future, but will continue to monitor these issues.

Base Salary
-----------

     Base Salary levels are established after consideration of the appropriate market to determine the salary range for a position. Extensive salary survey analyses are compiled annually and presented to the Committee for review. Salary ranges are then defined on the basis of those market surveys. These surveys may include some of the same companies included in incentive compensation plan comparisons or in the corporate performance chart.

     In November 1997, after consideration of multiple surveys prepared by various consulting organizations and industry groups, and taking into account the continued outstanding performance of the System and Mr. Rowe's leadership in the restructuring of the electric utility industry, the Committee recommended the base salary for Mr. Rowe be set at $625,200 for 1998. This would have placed Mr. Rowe somewhat above the 50th percentile in the compensation surveys. The Board adopted this recommendation.

     On February 10, 1998, upon Mr. Rowe's resignation as President and Chief Executive Officer of the System, the Committee considered the appropriate compensation for Messrs. Sergel and Houston in view of their new responsibilities. The Committee reviewed information developed from multiple compensation surveys for the 50th percentile for corporations in the same revenue range as the System. This data was further stratified between the utility industry and general industry. The Committee considered the relative experience and past performance of, and our future expectations for, Messrs. Houston and Sergel, the historical compensation levels in the System for their new positions, and comparative salary data presented to us. We further reviewed the System's compensation philosophy as to the relative values for base salary, incentive compensation, and benefits. We then recommended the base salaries for Mr. Houston and for Mr. Sergel be set at $450,000 per year, effective February 1, 1998. As described below, we determined an appropriate change in control agreement for Mr. Sergel and supplemental insurance annuity benefits for Mr. Houston. The Board adopted our recommendations.

     In November 1997, the Committee reviewed the performance of each individual in the compensation group below the Chief Executive Officer, and, after the Committee's subjective analysis of their performance and discussion with the Chief Executive Officer, we set the salaries for these individuals.

Performance Based Incentive Compensation
----------------------------------------

     Performance Based Incentive Compensation (at risk compensation or bonus) is designed to deliver rewards above base salary, if the System and the individual executives perform well.

     Annual Target Plans
     -------------------

     For 1997, the incentive components of the annual target compensation plans were based on formulae with defined threshold targets. Under the formulae, in order for any plan bonuses to be awarded, the System must achieve a return on equity that places the System in the top 50% of the approximately 80 electric utilities in the national utility group (the national grouping) or in the top 50% of the New England/New York regional utilities (the regional grouping). See the Return on Equity table, below. The Board, in response to extraordinary events, may enhance or curtail the actual return on equity used to determine whether the System met the targets. The Board did not do so for 1997. On February 24, 1998, the Committee voted the bonuses under these plans.

     For the maximum incentive to be awarded, the System had to achieve a return on equity in the top 25% of both the national and regional groupings and the System's cost per kilowatt-hour must be the lowest or next lowest of a selected group of New England electric utilities. In 1997, if only one of the return on equity targets had been met, Mr. Rowe and Mr. Houston would have received a formula bonus of 12% of base pay in cash and 7.2% in shares. The maximum would have been 50% of base pay in cash and 30% in shares. Based on the performance described below, their formula bonus (cash and shares) was 42.5% of base pay in cash and 25.5% in shares.

     For purposes of determining the bonus amount for 1997, the System placed in the 79th percentile in return on shareholder equity of the national grouping and first in the regional grouping. The System placed third in the regional grouping with respect to lowest customer cost per kilowatt-hour in 1997.

     No bonus awards would have been made under the plans if earnings were not sufficient to cover dividends, even if the return on equity targets had been met.

     Mr. Rowe's and Mr. Houston's bonuses under the plan were directly related to achievement of the above described corporate targets. For 1997, the incentive compensation plan bonuses of the other executives were additionally dependent upon the achievement of individual goals.

     The participants in the incentive compensation plans are awarded NEES common shares under the Incentive Share Plan, approved by the shareholders in 1990. No discretion is exercised by the Committee in the awarding of shares generated by the formulae. An individual's award of shares under the Incentive Share Plan is a fixed percentage of her or his cash award for that year from the incentive compensation plan in which she or he participates.
For Mr. Rowe and Mr. Houston, the percentage was 60%. If no cash award is made, no shares are distributed under the formulae. Further, total plan awards of shares in any calendar year cannot exceed one-half of one percent (0.5%) of the number of outstanding shares at the end of the previous calendar year. (The incentive plan shares awarded, including those restricted or deferred, for 1997 were approximately .06% of the number of outstanding shares.) As noted above under Share Ownership Guidelines, the share awards of System officers were restricted.

     New Annual Target Plans
     -----------------------

     Over several meetings in 1997, the Committee considered the appropriate structure of the annual bonus plans. We decided to replace the existing plans because: the System is shifting from a vertically integrated utility to being primarily a transmission and distribution company; the System's strategic plan calls for new business development in competitive new areas; and comparative return on equity and cost per kilowatt-hour measurements will become increasingly less representative as the prime measures of success as different utilities proceed through competitive transitions at different times and at different rates.

     The incentive compensation plans therefore were revised to reflect the achievement of core business operating income and strategic objectives.
Annual income targets will be established by the Board of Directors prior to or early in the plan year. In addition, strategic objectives will be established for each year. For 1998 those objectives are: achieving recovery of stranded investments; maximizing the return on the sale of the generation business; running the best wires business in the Northeast; increasing the size of the energy delivery business; and profiting from growth in unregulated ventures.

     Participants in the senior plan and other principal System officers will share all five of these objectives. Other participants may have some but not all of these objectives depending upon their responsibilities within the System. Benchmarks have been established for each of the strategic objectives. The Committee retains the discretion to adjust the benchmarks as it deems necessary in response to unanticipated events during the year. For Messrs. Sergel and Houston, achievement of the operating income target would provide a formula bonus of 15% to 25% of base pay. Achievement above that target and achievement of all strategic objectives in full would produce an award of 50% of base pay in cash and 30% in shares.

     Special Bonus Awards
     --------------------

     In its review of System performance in 1997 as part of its evaluation of the annual target plans, the Committee noted the strong earnings of the System in a very difficult year, the success achieved to date in meeting the strategic objectives, particularly those relating to the recovery of stranded investment and maximizing the return from the sale of the generation business, and recommended to the Board special cash bonuses of $147,000 to Mr. Houston and $126,000 to Mr. Sergel. We also voted the special bonuses to other officers which are reflected in the compensation table.

     Three-Year Target Plan
     ----------------------

     In order to increase executive focus on multi-year performance, in 1995 the System established the Long-Term Performance Share Award Plan described below. No payout was made in 1997 nor will be made under this plan until the Spring of 1999.

     Under this plan, awards are based upon various measures of System performance over a three-year period. Each award factor or measurement functions independently. The factors change from year to year and include financial and operating performance. The factors may be related to those in the incentive plans. The factors are established by the Committee at the beginning of each cycle. All participants share the same factors and factor weights. Performance is rated on rolling three-year periods, with a new cycle beginning each year. An individual's potential award under the plan is a fixed percentage of her or his base pay on January 1 of the first year of the plan measurement period. For Mr. Rowe, that percentage was 50%. Under the terms of this plan, Mr. Rowe forfeited his allocated shares as a result of his resignation. Percentages for other executives range from 15% to 50%. No dividends accrue on the allocated shares until awarded. At the end of the three-year cycle, the participant receives actual shares based upon the performance against the various factors. For example, for the first cycle, 20% of the shares are dependent upon total shareholder return compared to other regional utilities. See Estimated Future Payouts under Non-Stock Price-Based Plans, above.

Benefits
--------

     The executive benefits are designed both to provide a competitive package and to retain System flexibility in staffing management to meet changing conditions.


New England Electric System Compensation Committee

John M. Kucharski
George M. Sage
Anne Wexler


                     Corporate Performance
                     ---------------------

Total Return
------------

      The following table shows total shareholder return for NEES (capital appreciation plus reinvested dividends) for the years 1992 through 1997, as compared to the Standard & Poor's 500 Index and the Edison Electric Institute
(EEI) Index of 100 investor-owned electric companies, assuming the investment of $100 on December 31, 1992.

            NEES        S & P 500      EEI Index
            ----        ---------      ---------
 1992      100.00       100.00         100.00
 1993      107.25       110.08         111.15
 1994       94.06       111.53          98.29
 1995      124.27       153.44         128.78
 1996      116.71       188.67         130.32
 1997      152.60       251.61         166.00

Note: The share price performance shown on the table above is not necessarily indicative of future price performance.

Return on Equity
----------------

      The following table shows the return on equity of NEES common shares for the years 1993 through 1997 compared to a national grouping of approximately 80 electric utilities and a regional grouping of utilities in the New York and New England area. As discussed in the report of the Compensation Committee, return on equity is a key driver of the System's incentive compensation program.

              NEES           National       Regional
                             Grouping       Grouping
              ----           --------       --------
      1993    12.6%           11.9%           11.4%
      1994    12.7%           11.4%           11.4%
      1995    12.8%           11.7%           10.4%
      1996    12.6%           11.4%           11.1%
      1997    12.8%           10.9%           10.6%

Note: The earnings performance shown on the graph above is not necessarily indicative of future performance.


             NEES Board Structure and Compensation
             -------------------------------------

   NEES has an Executive Committee, an Audit Committee, a Compensation Committee, a Corporate Responsibility Committee, and a Nominating Committee. The committee memberships listed below are as of March 1, 1998.

   The members of the Executive Committee are Mrs. Bok, Mr. Houston, Mr. Joskow, Mr. Ladd, Mr. Sage, Mr. Sergel, and Ms. Wexler. Mrs. Bok serves as the Chairman of this Committee. During the intervals between meetings of the Board of Directors, the Executive Committee has all the powers of the Board that may be delegated.

   The members of the Audit Committee are Messrs. Bulger, Joskow, Soule, and Winoker. Mr. Joskow serves as the Chairman of this Committee. The Audit Committee reviews with the independent public accountants the scope of their audit and management's financial stewardship for the current and prior years. This Committee also recommends to the NEES Board of Directors and to the boards of the subsidiaries of NEES the independent public accountants to be engaged for the coming year.

   The members of the Compensation Committee are Mr. Kucharski, Mr. Sage, and Ms. Wexler. Mr. Sage serves as the Chairman of this Committee. The Compensation Committee is responsible for executive compensation, including the administration of certain of the System's incentive compensation plans.

   The members of the Corporate Responsibility Committee are Mrs. Bok, Mr. McClure, Mr. Sergel, Mr. Wilson, and Mr. Winoker. Mr. Wilson serves as the Chairman of this Committee. The Corporate Responsibility Committee reviews compliance with laws and regulations, offers guidance in considering public policy issues, and helps to assure ethical conduct.

   The members of the Nominating Committee are Mr. Joskow, Mr. Ladd, Mr. Sage, and Ms. Wexler. Mr. Ladd serves as Chairman of this Committee. The Nominating Committee functions as a Corporate Governance Committee and also considers and evaluates director candidates, determines criteria and procedures for selecting nonmanagement directors, and conducts periodic reviews of director performance. This Committee also considers written recommendations from shareholders for nominees to the Board.

   The Chairman of the Executive Committee receives an annual retainer of $12,000. Other members of the Executive Committee, except Messrs. Houston and Sergel, receive an annual retainer of $5,000. The Chairmen of the Audit, Compensation, Corporate Responsibility, and Nominating Committees each receive an annual retainer of $6,000. Other members of the Audit, Compensation, and Corporate Responsibility Committees, except Mr. Sergel, receive annual retainers of $4,000. There is no retainer for the other members of the Nominating Committee. All directors participating in a Committee meeting, except Messrs. Houston and Sergel, receive a meeting fee of $1,000 plus expenses.

   Members of the Board of Directors, except Messrs. Houston and Sergel, receive annually a retainer of $20,000 and 300 NEES common shares, and receive a meeting fee of $1,000 plus expenses for each meeting attended.

   NEES permits directors to defer all or a portion of any cash retainers, meeting fees, and retainer shares under a deferred compensation plan. At the end of the deferral period, the compensation is paid out in the same form, cash or shares, as was deferred. Deferred shares do not have voting rights or other rights associated with ownership while deferred. A special account is maintained on NEES' books showing the amounts deferred and the interest accrued thereon. Group life insurance of $80,000 is provided to each member of the Board of Directors. Director contributions to qualified charities are matched by NEES under a matching gift program, which has a maximum limit of $3,500.

   Pursuant to a director retirement plan, nonemployee directors who have served on the Board of NEES for 5 years or more will receive a retirement benefit upon the later of the director's retirement from the Board or age 60. The benefit level is 100% of the annual cash retainer for directors who served on the Board for 10 or more years and 75% of the annual cash retainer for directors who served between 5 and 10 years. There are no death benefits under the plan.

   The Board of Directors held 9 meetings in 1997. The Executive, Audit, Compensation, Corporate Responsibility, and Nominating Committees held 2, 3, 3, 3, and 2 meetings, respectively, in 1997. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees of which they were members.

Mass. Electric, Narragansett, and NEP Directors' Compensation
-------------------------------------------------------------

   Members of the Mass. Electric and Narragansett Boards of Directors, except employees of NEES System companies, received a quarterly retainer of $1,500, a meeting fee of $600 plus expenses, and 50 NEES common shares each year. Since all members of the NEP Board are employees of NEES System companies, no fees are paid for service on the Board except as previously noted for Mrs. Bok. Effective December 31, 1997, the composition of all three boards was changed to include only employees of NEES System companies.


Item 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

   (1) None. Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

  (2)  Year Ended December 31, 1997.

                                       Accounts Charged,
                                       if any, per Books
                            Purpose    of Disbursing
Name of Recipient or Beneficiary         (A)             Company             Amount
-------------------------------        -------           -----------------   ------
  Name of Company
  ---------------

  Mass. Electric
  --------------

Nashua River Watershed Council             426.10               $    100.00
Connecticut River Watershed Council        426.10               $    225.00
Joyce & Joyce (B)                          426.10               $136,612.50
Edison Electric Institute                  426.40               $ 82,874.00
The Lowell Plan                            426.10               $  7,500.00
Massachusetts Taxpayers Foundation         426.10               $  8,682.00
Business for Social Responsibility         426.10               $  5,500.00
The Alliance to Save Energy                426.10               $  8,250.00
Pioneer Institute for Public Policy        426.10               $  2,500.00
Financial Accounting Foundation            426.10               $    790.00
EDP Economic Development                   426.10               $    500.00
Haley and Aldrich Inc. (B)                 426.40               $  1,241.25
Concord Coalition for Economic Development 426.10               $  5,000.00
Department of Economic Development         426.10               $  5,000,00
Massachusetts Audubon Society              426.10               $  5,395.00


   NEP
   ---

Gallagher Callahan and Gartrell (B)       426.40                $267,705.00
Joyce & Joyce (B)                         426.40                $114,938.00
Sullivan & Leshane, Inc. (B)              426.40                $107,609.00
Edison Electric Institute                 426.40                $ 36,164.00
Alliance for Competitive Energy           426.40                $ 35,027.00
Halloran & Sage (B)                       426.40                $ 24,472.00
McGovern, Noel & Benik, Inc.              426.40                $ 15,000.00
Save the Bay                              426.10                $ 27,025.00
American Enterprise Institute             426.10                $ 20,000.00
The Alliance to Save Energy               426.10                $ 11,250.00
Black Contractor's Association of RI      426.10                $ 10,000.00
Mass Taxpayers Foundation                 426.10                $  8,682.00
The Nature Conservancy                    426.10                $  5,050.00
Society for the Protection of NH Forest   426.10                $  5,036.00
Resources for the Future                  426.10                $  5,000.00
Audubon Society of NH                     426.10                $  4,050.00
Business for Social Responsibility        426.10                $  2,500.00
Pioneer Institute for Public Policy Research                     426.10             $  2,500.00
Connecticut River Watershed Council       426.10                $  2,500.00
Deerfield River Watershed Association     426.10                $  2,500.00
C.R.W.C. - River Fest                     426.10                $  2,500.00
Connecticut River Joint Commissions       426.10                $  2,200.00
Business & Industry Association of NH     426.10                $  1,875.00
Waste Cap of Massachusetts                426.10                $  1,500.00
The Rhode Island Black Heritage Society   426.10                $    600.00
Trout Unlimited, Inc.                     426.10                $    500.00
Nashua River Watershed Association        426.10                $    500.00
The Green Mountain Club, Inc.             426.10                $    300.00
Massachusetts Audubon Society             426.10                $    291.00
Westport River Watershed Alliance         426.10                $    250.00
American Forests                          426.10                $    100.00

   NEP (Cont.)
   ---

The Archaeological Conservancy            426.10                $     50.00
Natural Resources Defense Council Inc.    426.10                $     45.00
Mass. Forestry Association                426.10                $     35.00
National Wildlife Federation              426.10                $     30.00
Southern Povert Law Center                426.10                $     25.00
The Wilderness Society                    426.10                $     25.00
Union of Concerned Scientists             426.10                $     25.00


   Narragansett
   ------------

John G. Coffey, Esq. (B)                  426.40                $ 40,000.00
McGovern, Noel & Benik, Inc. (B)          426.40                $ 15,000.00
Edison Electric Institute                 426.40                $ 28,629.50
Winsor Association Co. (B)                426.40                $ 24,000.00
Rhode Island Urban Project                426.10                $  7,500.00
National Conference of Christians & Jews  426.10                $  3,000.00
Urban League of Rhode Island              426.10                $  1,000.00
Providence Foundation                     426.10                $  9,000.00
Rhode Island Public Expenditure Council   426.10                $ 23,386.00
The Alliance to Save Energy               426.10                $  2,700.00
Nature Conservancy                        426.10                $  1,000.00
Save the Bay                              426.10                $  1,210.00
Financial Accounting Foundation           426.10                $    360.00


   Granite State
   -------------

Gallagher Callahan and Gartrell (B)       426.40                $ 20,703.75
Edison Electric Institute                 426.40                $  3,014.00
Business and Industry Association of NH   426.10                $    750.00
The Alliance to Save Energy               426.10                $    300.00
Financial Accounting Foundation           426.10                $     30.00
Audubon Society of New Hampshire          426.10                $    495.00


   NEES
   ----

Massachusetts Business Roundtable         426.40                $    700.00


Nantucket Electric Company
--------------------------

Nantucket Green Fund                      426.1                 $  1,000.00

--------------------
(A) All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.

(B)   Payments for legislative services.

Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

    Part I.

                              Serving Receiving Compensation
Transaction                   Company Company      (1997)
-----------                   ------- --------- ------------
Fuel Purchase Contract (1)    NEEI       NEP    $34,604,642

Phase I Terminal Facility
 Support Agreement (2)        NEET       NEP    $ 1,639,587

Phase II Massachusetts Transmission   NEHTEC       NEP    $ 7,612,155
 Facilities Support Agreement (3)

Phase II New Hampshire Transmission   NEHTC        NEP    $ 6,004,821
 Facilities Support Agreement (4)

--------------------
(1) Contract dated 7/26/79 as amended was in effect at 12/31/97.
(2) Agreement dated 12/1/81 as amended was in effect at 12/31/97.
(3) Agreement dated 6/1/85 as amended was in effect at 12/31/97.
(4) Agreement dated 6/1/85 as amended was in effect at 12/31/97.


   Part II.

  See Item 6, Part III.

    Part III.

  None.

Item 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

  None.


Item 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

  NEES Consolidating Financial Statements (Supplement A-1) and Financial Statements and Supporting Schedules of NEES and NEES subsidiaries consolidated contained in the NEES 1997 Form 10-K (Supplement A-2).

Exhibits
--------

  Unless otherwise indicated, the exhibits listed below are incorporated by reference to the appropriate exhibit numbers and the commission file numbers indicated in parenthesis.


A.    Annual Reports:

   1. a. Connecticut Yankee Atomic Power Company 1997 Annual Report to Shareholders (Exhibit A.2.1 to Northeast Utilities' Form U-5-S, File No. 30-246).

      b.     Connecticut Yankee Atomic Power Company 1997 FERC Form 1 (Exhibit
             A.2.2 to Northeast Utilities' Form U-5-S, File No. 30-246).

   2. a. Maine Yankee Atomic Power Company 1997 Annual Report (filed herewith).

      b. Maine Yankee Atomic Power Company 1997 FERC Form 1 (filed herewith).

   3. Massachusetts Electric Company, Form 10-K for the year ended December 31, 1997 (File No. 0-5464).

   4. The Narragansett Electric Company, Form 10-K for the year ended December 31, 1997 (File No. 1-7471).

   5. New England Electric System, Form 10-K for the year ended December 31, 1997 (File No. 1-3446).

   6. New England Power Company, Form 10-K for the year ended December 31, 1997 (File No. 1-6564).

   7. a. Vermont Yankee Nuclear Power Corporation 1997 Annual Report to Stockholders (filed herewith).

      b. Vermont Yankee Nuclear Power Corporation 1997 FERC Form 1 (filed herewith).

   8. a. Yankee Atomic Electric Company 1997 Annual Report to Stockholders (filed herewith).

      b.     Yankee Atomic Electric Company 1997 FERC Form 1 (filed herewith).

   9. New England Electric Transmission Corporation 1997 Annual Report (filed herewith).

B. Corporate Documents:

   1. AllEnergy Marketing Company, L.L.C.:

      a. Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

      b. Amendment No. 1 to Limited Liability Company Agreement (Exhibit 10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

   2. Texas Liquids, L.L.C.:

      a. Limited Liability Company Agreement (filed herewith).

   3. Granite State Electric Company:

      a. Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).
      b. By-laws (Exhibit B.1.b to NEES 1983 Form U-5-S).

   4. Granite State Energy, Inc.:

      a. Certificate of Incorporation (Exhibit No. 3(i) to Certificate of Notification, File No. 70-8803).
      b. By-laws (Exhibit No. 3(ii) to Certificate of Notification, File No. 70-8803).

   5. HydroServ Group, L.L.C.:

      a. Certificate of Organization (schedules omitted) (filed herewith).

   6. Massachusetts Electric Company:

      a. Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5- S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 1, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464).

      b. By-laws (Exhibit 3(b) to 1997 Mass. Electric Form 10-K, File No.
         0-5464).

   7. Nantucket Electric Company:

      a. Articles of Organization (Exhibit A-6 filed under cover of Form SE, File No. 70-8675).
      b. By-laws (Exhibit A-7 filed under cover of Form SE, File No. 70-
         8675).

   8. The Narragansett Electric Company:

      a. Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988
         Form U-5-S).
      b. By-laws (Exhibit 3 to 1980 Form 10-K, File No. 0-898).
      c. Preference Provisions as amended dated December 15, 1997 (Exhibit
         4(c) to NEES 1997 Form 10-K, File No.              1-3446).

   9. Narragansett Energy Resources Company:

      a. Articles of Incorporation (Exhibit B.4.a to NEES 1987 Form
         U-5-S).
      b. By-laws (Exhibit B.4.b to NEES 1995 Form U-5-S).

   10.   NEERI International:

      a. Articles of Association (Exhibit B.8.a to NEES 1996 Form U-5-S).
      b. Memorandum of Association (Exhibit B.8.b to NEES 1996 Form U-5-S).

   11.   NEES Communications, Inc.:

      a. Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S).
      b. By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

   12.   NEES Energy, Inc.:

      a. Certificate of Incorporation (Exhibit 3(i) to Certificate of Notification, File No. 70-8803).
      b. By-laws (Exhibit 3(ii) to Certificate of Notification, File No.
         70-8803).

   13.   NEES Global Transmission, Inc.:

      a. Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5- S).
      b. By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

   14.   New England Electric System:

      a. Agreement and Declaration of Trust (Exhibit 3 to NEES 1994 Form 10-K, File No. 1-3446).

   15.   New England Electric Transmission Corporation:

      a. Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).
      b. By-laws (Exhibit B.6.b to NEES 1983 Form U-5-S).

   16.   New England Energy Incorporated:

      a. Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5- S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S).
      b. By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

   17.   New England Hydro Finance Company, Inc.

      a. Articles of Organization (Exhibit B.9.a to NEES 1988 Form
         U-5-S).
      b. By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

   18.   New England Hydro-Transmission Corporation

      a. Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U-5-S).
      b. By-laws (Exhibit B.10.b to NEES 1988 Form U-5-S).

   19.   New England Hydro-Transmission Electric Company

      a. Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S).
      b. By-laws (Exhibit B.11.b to NEES 1988 Form U-5-S).

   20.   New England Power Company:

      a. Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5- S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U-5-S).
      b. By-laws (Exhibit 3(b) to 1997 Form 10-K, File No. 0-1229).

   21.   New England Power Service Company:

      a. Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5- S).
      b. By-laws (Exhibit B.13.b to NEES 1988 Form 10-K, File No. 0-1229).

C. Funded Debt:

    1.   Granite State Electric Company:

         Note Agreement with John Hancock dated March 15, 1985 (Exhibit A to Granite Certificate of Notification, File No. 70-6998).

         Note Agreement with Teachers Insurance dated as of February 1, 1987 (Exhibit A to Granite Certificate of Notification, File No. 70-7288).

         Note Agreement with Aid Association for Lutherans dated as of October 1, 1991 (Exhibit C-1 to NEES 1991 Form U-5-S).

         Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S).

         Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification, File No. 70-8625).

    2.   Massachusetts Electric Company:

         First Mortgage Indenture and Deed of Trust, dated as of July 1,
         1949, and twenty-one supplements thereto (Exhibit 7-A, File
         No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No.
         2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to
         1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File
         No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446;
         Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to
         1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K,
         File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1-3446).

    3.   The Narragansett Electric Company:

         First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-two supplements thereto (Exhibit 7-1, File
         No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898;
         Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446).

    4.   New England Electric Transmission Corporation:

         Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K, File No. 1-3446).

    5.   New England Energy Incorporated:

         Credit Agreement dated as of April 13, 1995 (Exhibit 10(e)(v) to 1995 NEES Form 10-K, File No. 1-3446).

    6.   New England Power Company:

      a. General and Refunding Mortgage Indenture and Deed of Trust dated as of January 1, 1977 and twenty supplements thereto (Exhibit 4(b) to 1980 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1982 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1983 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1985 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1986 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1988 Form 10-K, File No. 0-1229; Exhibit 4(c)(ii) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(c)(ii) to 1990 Form 10-K, File No. 1-3446;
         Exhibit C.6.b to NEES 1991 Form U-5-S; Exhibit 4(c)(ii) to NEES 1992 Form 10-K, File No. 1- 3446; Exhibit 4(d) to NEES 1993 Form 10-K, File No. 1-3446; Exhibit 4(d) to 1995 NEES Form 10-K, File No. 1-3446).

      b. Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C-6b to NEES 1993 Form U-5-S).

      c. Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5-
         S); Third Supplement dated as of February 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 15, 1996, Eleventh Supplement dated as of January 15, 1996, and Twelfth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-S).

      d. Loan Agreement with the Connecticut Development Authority dated as of October 15, 1985 (Exhibit C-8(h) to NEES 1985 Form
         U-5-S).

    7.   Narragansett Energy Resources Company:

         Note Agreements with Connecticut General Life Insurance Company, CIGNA Property and Casualty Insurance Company, Insurance Company of North America, and Life Insurance Company of North America, dated November 30, 1995 (Exhibit A to NERC Certificate of Notification, File No. 70-8671).

D. New England Electric System and Subsidiary Companies, Federal and State Income Tax Allocation Agreement (Exhibit D to NEES 1996 Form U-5-S).

E.  1.   Schedule showing Money Pool investments for 1997 (filed herewith).
    2.   NEERI annual report on Modified Form U-13-60 (filed herewith).
    3. Ocean State Power Financial Statements as of December 31, 1997 (filed herewith).
    4. Ocean State Power II Financial Statements as of December 31, 1997 (filed herewith).
    5. OSP Finance Company Financial Statements as of December 31, 1997 (filed herewith).
    6. Financial Statements of the New England Electric System Companies Incentive Thrift Plan (Thrift Plan) (filed herewith).
    7. Financial Statements of the New England Electric System Companies Incentive Thrift Plan II (Thrift Plan II) (filed herewith).
    8. Financial Statements of the Yankee Atomic Electric Company Thrift Plan (filed herewith).

F. Schedules (filed herewith).

G. Financial Data Schedules (filed herewith).

H. None.

I. None.

  The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to and a copy of which, as amended, has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.


                            SIGNATURE

  New England Electric System, a registered holding company, has duly caused this Annual Report, Form U-5-S, for the year ended December 31, 1997, Commission's File No. 30-33 to be signed on its behalf, by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                               NEW ENGLAND ELECTRIC SYSTEM


                                  s/John G. Cochrane

                               By:
                                  John G. Cochrane, Treasurer



Date: May 1, 1998